2001 ROSS AVENUE DALLAS, TEXAS 75201-2980 TEL +1 214.953.6500 FAX +1 214.953.6503 www.bakerbotts.com	AUSTIN DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

March 9, 2007

BY EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SemGroup Energy Partners, L.P.
Registration	Statement on Form S-1

Ladies and Gentlemen:

On behalf of SemGroup Energy Partners, L.P. (the "Registrant"), we submit for filing under the Securities Act of 1933, as amended (the "Act"), and the applicable rules and regulations under the Act, a Registration Statement on Form S-1 to register the issuance of common units representing limited partner interests of the Registrant.

If any questions should arise in the course of your review of the Registration Statement, please call the undersigned at 214-953-6634.

Very truly yours,

/s/ Douglass M. Rayburn
Douglass M. Rayburn